As filed with the Securities and Exchange Commission on December 30, 1998.
                                                          Registration No. 333 -

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF l933

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B
                              (Exact name of trust)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of depositor)

                             Corporate Center at Rye
                            555 Theodore Fremd Avenue
                                  Rye, NY 10580
              (Address of depositor's principal executive offices)

              A. Scott Logan
                 President
The Manufacturers Life Insurance Company                    Copy to:
                  of New York                           J. Sumner Jones
             Corporate Center at Rye                 Jones & Blouch, L.L.P.
          555 Theodore Fremd Avenue            1025 Thomas Jefferson Street, N.W
                Rye, NY  10580                    Washington, D.C. 20007-0805
(Name and Address of Agent for Service)

Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

Form N-8B-2
Item No.          Caption in Prospectus

1 ----- Cover Page; General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

2 ----- Cover Page; General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

3 -----           *

4 -----           Miscellaneous Matters (Distribution of the Policy)

5 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

6 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

7 -----           *

8 -----           *

9 -----           Miscellaneous Matters (Pending Litigation)

10 -----          Detailed Information About The Policies

11 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

12 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

13 -----          Detailed Information About The Policies (Charges and
                  Deductions)

14 ----- Detailed Information About the Policies (Premium Provisions -- Policy Issue and Initial Premium); Miscellaneous Matters (Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

15 ----- Detailed Information About The Policies (Premium Provisions -- Policy Issue and Initial Premium)

16 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

17 ----- Detailed Information About The Policies (Policy Values -- Partial Withdrawals and Surrenders); Other Provisions -- Payment of Proceeds)

18 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

19 ----- Detailed Information About The Policies (Other Provisions -- Reports To Policyowners); Miscellaneous Matters
                  (Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

20 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust; Miscellaneous Matters (Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

21 -----          Detailed Information About The Policies (Policy Values --
                  Policy Loans)

22 -----          *

23 -----          **

24 -----          Detailed Information About the Policies (Other General Policy
                  Provisions)

25 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

26 -----          *

27 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

28 ----- Miscellaneous Matters (Directors And Officers of The Manufacturers Life Insurance Company of New York)

29 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

30 -----          *

31 -----          *

32 -----          *

33 -----          *

34 -----          *

35 -----          Miscellaneous Matters (State Regulations)

36 -----          *

37 -----          *

38 -----          Miscellaneous Matters (Distribution of the Policy;
                  Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

39 -----          Miscellaneous Matters (Distribution of the Policy)

40 -----          *

41(a)---          Miscellaneous Matters (Distribution of the Policy)

41(b)---          **

41(c)---          **

42 -----          *

43 -----          *

44 -----          Detailed Information About The Policies (Policy Values --
                  Policy Value)

45 -----          *

46 ----- Detailed Information About The Policies (Policy Values -- Partial Withdrawals and Surrenders; Other Provisions -- Payment of Proceeds)

47 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

48 -----          *

49 -----          *

50 -----          *

51 -----          Detailed Information About The Policies

52 ----- Detailed Information About The Policies (Miscellaneous Matters -- Portfolio Share Substitution)

53 -----          **

54 -----          *

55 -----          *

56 -----          *

57 -----          *

58 -----          *

59 -----          Financial Statements

* Omitted since answer is negative or item is not applicable.

** Omitted.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                                   COVER PAGE

This prospectus describes Survivorship VUL, a flexible premium survivorship variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of New York (the "Company" or "Manulife New York"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life").

The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage. This flexibility allows the policyowner to pay premiums and adjust insurance coverage in light of his or her current financial circumstances and insurance needs.

The Policy provides for:

(1) a Net Cash Surrender Value that can be obtained by surrendering the Policy;
(2) policy loans and partial withdrawals; and
(3) an insurance benefit payable at the death of the last-to-die of the Lives Insured.

Unless the No-Lapse Guarantee is in effect, the Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy. If the No-Lapse Guarantee is in effect, the Policy will remain in force as long as the No-Lapse Guarantee Cumulative Premium Test has been met.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturer Life of New York's Separate Account B (the "Separate Account") to which the policyowner allocates net premiums. The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios. The Portfolios available for allocation of Net Premiums are shown in the Policy Summary under "Investment Options and Investment Advisers." Other sub-accounts and Portfolios may be added in the future.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THESE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC. NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Home Office:                            Service Office Mailing Address:
The Manufacturers Life Insurance        The Manufacturers Life Insurance Company
Company of New York                     of New York
Corporate Center at Rye                 P.O. Box 633
555 Theodore Fremd Avenue,              Niagara Square Station
 Suite C-209                            Buffalo, New York 14210--0633
Rye, New York 10580-9966                Telephone: 1-888-267-7784

                   The date of this Prospectus is _____, 1999.

TABLE OF CONTENTS

Cover Page......................................................................
Table of Contents...............................................................
Definitions.....................................................................
Policy Summary..................................................................
   General......................................................................
   Death Benefits...............................................................
   Premiums.....................................................................
   Policy Value.................................................................
   Policy Loans.................................................................
   Surrender and Partial Withdrawals............................................
   Lapse and Reinstatement......................................................
   Charges and Deductions.......................................................
   Investment Options and Investment Advisers...................................
   Table of Charges and Deductions..............................................
   Table of Investment Management Fees and Expenses.............................
   Table of Investment Options and Investment Advisers..........................
General Information about Manufacturers.........................................
   Manulife New York............................................................
   Separate Account B...........................................................
   Manufacturers Investment Trust...............................................
   Investment Objectives of the Portfolios......................................
Issuing A Policy................................................................
   Requirements.................................................................
   Temporary Insurance Agreement................................................
   Underwriting.................................................................
   Right to Examine the Policy..................................................
Death Benefits..................................................................
   Life Insurance Qualification.................................................
   Death Benefit Options........................................................
   Changing the Face Amount.....................................................
Premium Payments................................................................
   Initial Premiums.............................................................
   Subsequent Premiums..........................................................
   Maximum Premium Limitation...................................................
   Premium Allocation...........................................................
Charges and Deductions..........................................................
   Premium Load.................................................................
   Surrender Charges............................................................
   Monthly Charges..............................................................
   Charges Assessed Against Assets of the Investment Accounts...................
   Charges for Transfers........................................................
   Reduction in Charges.........................................................
Special Provisions for Exchanges................................................
Company Tax Considerations......................................................
Policy Value....................................................................
   Determination of the Policy Value............................................
   Units and Unit Values........................................................
   Transfers of Policy Value....................................................
Policy Loans....................................................................
   Effect of Policy Loan........................................................
   Interest Charged on Policy Loans.............................................
   Loan Account.................................................................

Policy Surrender and Partial Withdrawals........................................
   Policy Surrender.............................................................
   Partial Withdrawals..........................................................
Lapse and Reinstatement.........................................................
   Lapse........................................................................
   No-Lapse Guarantee...........................................................
   No-Lapse Guarantee Cumulative Premium Test...................................
   Reinstatement................................................................
The General Account.............................................................
   Fixed Account................................................................
Other Provisions of the Policy..................................................
   Policyowner Rights...........................................................
   Beneficiary..................................................................
   Incontestability.............................................................
   Misstatement of Age or Sex...................................................
   Suicide Exclusion............................................................
   Supplementary Benefits.......................................................
   Conversion Privilege.........................................................
Tax Treatment of the Policy.....................................................
   Life Insurance Qualification.................................................
   Tax Treatment of Policy Benefits.............................................
   Alternate Minimum Tax........................................................
   Income Tax Reporting.........................................................
Other Information...............................................................
   Payment of Proceeds..........................................................
   Reports to Policyowners......................................................
   Distribution of the Policies.................................................
   Responsibilities of Manufacturers Life.......................................
   Voting Rights................................................................
   Substitution of Portfolio Shares.............................................
   Records and Accounts.........................................................
   State Regulations............................................................
   Litigation...................................................................
   Accountants..................................................................
   Further Information..........................................................
   Officers and Directors.......................................................
   Impact of Year 2000..........................................................
   Illustrations................................................................

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Additional Rating

is an increase to the Cost of Insurance Rate for any of the Lives Insured who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age

on any date is each of the Lives Insured's age on their birthday closest to the policy date.

Attained Age
is the Age plus the number of whole years that have elapsed since the Policy
Date.

Business Day
is any day that the New York Stock Exchange is open for trading, and trading is not restricted. The net asset value of the underlying shares of a Sub-Account will be determined as of the end of each Business Day. The Company will deem each Business Day to end at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.

Effective Date
is the date the Company becomes obligated under the Policy. It is the date the underwriters approve issuance of the policy. If the policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.

Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account

is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life Insured
is the last-to-die of the Lives Insured.

Lives Insured
are the persons whose lives are insured under this policy. References to the youngest of the Lives Insured means the youngest person insured under this policy when it is first issued.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Maturity Date

is the Policy Anniversary nearest the date on which the youngest of the Lives Insured reached Attained Age 100, or the date such person would have reached Attained Age 100 if living.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Load. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
When the Policy is in the No-Lapse Guarantee Period, as long as the No-Lapse Guarantee Cumulative Premium Test is met, the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period
is set at issue and is fixed at five years.

No-Lapse Guarantee Premium
is set at issue and is recalculated whenever there is a policy change.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount will change if any of the following changes occur under the
Policy:

-        the face amount of insurance changes.

-        a Supplementary Benefit is added, changed or terminated.

- the risk classification of any of the Lives Insured changes because of a change in smoking status.

- a temporary Additional Rating is added (due to a face amount increase), or terminated.

-        the Death Benefit Option Changes.

No-Lapse Guarantee Cumulative Premium Test is a test that is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date
is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)      is the total amount of loans borrowed as of such date;

(b) is the total amount of any unpaid loan interest charges which have been borrowed against the policy on a Policy Anniversary;

(c) is any interest charges accrued from the last Policy Anniversary to the current date; and

(d)      is the total amount of loan repayments as of such date.


Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Service Office Address

is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Surrender Charge Period
is the period following the Issue Date or following any increase in Face Amount during which the Company will assess surrender charges. Surrender charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

POLICY SUMMARY

GENERAL
The Policy is a flexible premium survivorship variable universal life insurance policy. The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states.

DEATH BENEFITS
The Policy provides a death benefit in the event of the death of the last-to-die of the Lives Insured. There are two death benefit options. Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit. The policyowner may change the death benefit option and increase or decrease the Face Amount.

PREMIUMS
Premium payments may be made at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to the policyowner's instructions, to one or more of the general account and the sub-accounts of Manulife New York's Separate Account B. Allocation instructions may be changed at any time and transfers among the accounts may be made.

POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyowner has allocated premiums. The policyowner may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

POLICY LOANS
The policyowner may borrow against the Cash Surrender Value of the Policy. Loan interest at a rate of 5.75% is due and payable in arrears on each Policy Anniversary. All outstanding Policy Debt will be deducted from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
The policyowner may make a partial withdrawal of the Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.


LAPSE AND REINSTATEMENT
Unless the No-Lapse Guarantee is in effect, a Policy will lapse (and terminate without value) when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate payment being made by the policyowner. If the No-Lapse Guarantee is in effect, the Policy will lapse if the No-Lapse Guarantee Cumulative Premium Test (see definition) has not been met.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A lapsed Policy may be reinstated by the policyowner at any time within the five year period following lapse provided none of the Lives Insured dies after the policy termination and the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS
The Company assesses certain charges and deductions in connection with the Policy. These include: (i) charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses, (ii) loads deducted from premiums paid (iii) and charges assessed on surrender or lapse. These charges are summarized in the Table of Charges and Deductions.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS
Net Premiums may be allocated to the general account or to one or more of the sub-accounts of Manulife New York's Separate Account B. Each of the sub-accounts invests in the shares of one of the

Portfolios of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

INVESTMENT MANAGEMENT FEES AND EXPENSES
The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

Premium Load                        7.50% of each premium paid.

Surrender Charges                   A Surrender Charge is applicable during the
                                    first 15 Policy Years. The Surrender Charge is determined by the following formula:

                                    Surrender Charge = (Surrender Charge Rate)x
                                    (Surrender Face Amount)x(Grading Percentage)

                                    The Grading Percentage is based on the issue age of the youngest insured and the policy year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Surrender Charges."

                                    The Surrender Charge Rate is calculated as follows:

                                    Surrender Charge Rate = (8.75 / 1000) +
                                    (82.5%)x(Surrender Charge Premium)

                                    The Surrender Charge Premium is the lesser of:

                                    (a)      the premiums paid during the first
                                             policy year,

                                    (b)      the Target Commission Premium
                                             specified in the Policy divided by
                                             1000, and

                                    (c)      the Net Level Premium specified in
                                             the Policy divided by 1000.

                                    A portion of this charge may be assessed on a partial withdrawal.

Monthly Deductions                  An administration charge of $30 plus $0.08
                                    per $1,000 of current face amount per policy month will be deducted in the first policy year. In subsequent years, the administration charge will not exceed $15 plus $0.02 per $1,000 of current Face Amount per policy month.

                                    The cost of insurance charge.

                                    Any additional charges for supplementary benefits.


                                    A mortality and expense risks charge. This charge varies by Policy Year as follows:

                                                   Current and     Equivalent
                                    Policy Years   Guaranteed        Annual
                                                     Monthly     Mortality and
                                                  Mortality and   Expense Risk
                                                  Expense Risks      Charge
                                                     Charge
                                        1-20         0.063%          0.75%
                                         21+         0.033%          0.40%

                                    All of the above charges are deducted from the Net Policy

                                    Value.

Loan Charges                        A fixed loan interest rate of 5.75%.
                                    Interest credited to amounts in the Loan
                                    Account will be equal to the 5.75% rate
                                    charged to the loan less the current (and maximum loan spread of 1.25%.

Transfer Charge                     A charge of $25 per transfer for each
                                    transfer in excess of 12 in a Policy Year.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

ANNUAL EXPENSES OF EACH PORTFOLIO
(as a percentage of a Portfolio's average net assets)

                                                                OTHER EXPENSES
                                         MANAGEMENT             (AFTER EXPENSE                  TOTAL TRUST
PORTFOLIO                                   FEES                REIMBURSEMENT)***             ANNUAL EXPENSES
---------                                   ----                -----------------             ---------------
   Aggressive Growth
Pacific Rim Emerging Markets........       0.850%                     0.570%                      1.420%
Science & Technology................       1.100%                     0.160%                      1.260%
International Small Cap.............       1.100%                     0.210%                      1.310%
Emerging Small Company..............       1.050%                     0.060%                      1.110%
Pilgrim Baxter Growth...............       1.050%                     0.130%                      1.180%
Small/Mid Cap.......................       1.000%                     0.050%                      1.050%
International Stock.................       1.050%                     0.330%                      1.380%
   Growth
Worldwide Growth....................       1.000%                     0.320%                      1.320%
Global Equity.......................       0.900%                     0.110%                      1.010%
Small Company Value.................       1.050%                     0.100%*                     1.150%
Equity..............................       0.750%                     0.050%                      0.800%
Growth..............................       0.850%                     0.100%                      0.950%
Quantitative Equity.................       0.700%                     0.070%                      0.770%***
Blue Chip Growth....................       0.925%                     0.050%                      0.975%
Equity Index........................       0.250%                      0.15%****                  0.40%****
Real Estate Securities..............       0.700%                     0.070%                      0.770%***
Value...............................       0.800%                     0.160%                      0.960%
International Growth and Income.....       0.950%                     0.170%                      1.120%
   Growth and Income
Growth and Income...................       0.750%                     0.040%                      0.790%
Equity-Income.......................       0.800%                     0.050%                      0.850%
   Balanced
Balanced............................       0.800%                     0.080%                      0.880%
Aggressive Asset Allocation.........       0.750%                     0.150%                      0.900%
   Bond
High Yield..........................       0.775%                     0.110%                      0.885%
Moderate Asset Allocation...........       0.750%                     0.100%                      0.850%
Conservative Asset Allocation.......       0.750%                     0.140%                      0.890%
Strategic Bond......................       0.775%                     0.100%                      0.875%
Global Government Bond..............       0.800%                     0.130%                      0.930%
Capital Growth Bond.................       0.650%                     0.080%                      0.730%***
Investment Quality Bond.............       0.650%                     0.090%                      0.740%
U.S. Government Securities..........       0.650%                     0.070%                      0.720%
   Money Market
Money Market........................       0.500%                     0.040%                      0.540%
   Lifestyle
Lifestyle Aggressive 1000#..........           0%                     1.116%**                    1.116%
Lifestyle Growth 820#...............           0%                     1.048%**                    1.048%
Lifestyle Balanced 640#.............           0%                     0.944%**                    0.944%
Lifestyle Moderate 460#.............           0%                     0.850%**                    0.850%
Lifestyle Conservative 280#.........           0%                     0.708%**                    0.708%

#Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must also bear its own expenses. However, the Adviser is currently paying these expenses as described in footnote ** below.

*Based on estimates of payments to be made during the current fiscal year.

** Reflects expenses of the other portfolios of the Trust in which the Lifestyle Trust invests ("Underlying Portfolios"). MSS has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be .04% higher (based on expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1997) as noted in the chart below:

                                         MANAGEMENT               OTHER              TOTAL TRUST
TRUST PORTFOLIO                             FEES                 EXPENSES          ANNUAL EXPENSES
---------------                             ----                 --------          ---------------
Lifestyle Aggressive 1000...........     0%                        1.156%              1.156%
Lifestyle Growth 820................     0%                        1.088%              1.088%
Lifestyle Balanced 640..............     0%                        0.984%              0.984%
Lifestyle Moderate 460..............     0%                        0.890%              0.890%
Lifestyle Conservative 280..........     0%                        0.748%              0.748%

***During the one year period ended December 31, 1997, MSS voluntarily waived fees payable to it and/or reimbursed expenses to the extent necessary to prevent "Total Trust Annual Expenses" for the Quantitative Equity, Real Estate and Capital Growth Bond Trusts from exceeding .50% of the Trust's average net assets. This voluntary fee waiver was terminated effective January 1, 1998. Expenses shown in the table for these three Trusts do not reflect the fee waiver.

****Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceed an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation will continue in effect from year to year unless otherwise terminated at any year end by MSS on 30 days' notice to the Trust. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.57%, and Other Expenses would have been 0.32%, of the average annual net assets of the Equity Index Trust.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT ADVISERS

Portfolio                                         Subadviser
Aggressive Growth
         Pacific Rim Emerging Market Trust        Manufacturers Adviser Corporation*
         Science and Technology Trust             T. Rowe Price Associates, Inc
         International Small Cap Trust            Founders Asset Management, Inc.
         Emerging Small Company Trust             Warburg, Pincus Counsellors, Inc.
         Pilgrim Baxter Growth Trust              Pilgrim, Baxter & Associates, Ltd.
         Small/Mid Cap Trust                      Fred Alger Management, Inc.
         International Stock Trust                Rowe Price-Fleming International, Inc.
Growth
         Worldwide Growth Trust                   Founders Asset Management LLC
         Global Equity Trust                      Morgan Stanley Asset Management, Inc.
         Small Company Value Trust                Rosenberg Institutional Equity Management
         Equity Trust                             Fidelity Management Trust Company
         Growth Trust                             Founders Asset Management, Inc.
         Quantitative Equity Trust                Manufacturers Adviser Corporation*
         Equity Index Trust                       Manufacturers Adviser Corporation*
         Blue Chip Growth Trust                   T. Rowe Price Associates, Inc.
         Real Estate Securities Trust             Manufacturers Adviser Corporation*
Growth and Income
         Value Trust                              Miller Anderson & Sherrerd, LLP
         International Growth and Income Trust    J.P. Morgan Investment Management, Inc.
         Growth and Income Trust                  Wellington Management Company
         Equity Income Trust                      T. Rowe Price Associates, Inc.
Balanced
         Balanced Trust                           Founders Asset Management LLC
         Aggressive Asset Allocation Trust        Fidelity Management Trust Company
         Moderate Asset Allocation Trust          Fidelity Management Trust Company
         Conservative Asset Allocation Trust      Fidelity Management Trust Company
Bond
         High Yield Trust                         Miller Anderson & Sherrerd, LLP
         Strategic Bond Trust                     Salomon Brothers Asset Management, Inc.
         Global Government Bond Trust             Oechsle International Advisors, LLC
         Capital Growth Bond Trust                Manufacturers Adviser Corporation*
         Investment Quality Bond Trust            Wellington Management Company
         U.S. Government Securities Trust         Salomon Brothers Asset Management, Inc.
Money Market
         Money Market Trust                       Manufacturers Adviser Corporation*
Lifestyle
         Lifestyle Aggressive Growth 1000 Trust   Manufacturers Adviser Corporation*
         Lifestyle Growth 820 Trust               Manufacturers Adviser Corporation*
         Lifestyle Balanced 640 Trust             Manufacturers Adviser Corporation*
         Lifestyle Moderate 460 Trust             Manufacturers Adviser Corporation*
         Lifestyle Conservative 280 Trust         Manufacturers Adviser Corporation*

*Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

GENERAL INFORMATION ABOUT MANUFACTURERS

MANULIFE NEW YORK
         Manulife New York, (the "Company") is a stock life insurance company organized in 1992 under the laws of the state of New York. The Company's principal office is located at Corporate Center at Rye, 555 Theodore Fremd Avenue, Suite C-209, Rye, New York 10580-9966.

         The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America, formerly North American Security Life Insurance Company ("Manulife North America"). Manulife North America is a stock life insurance company organized under the laws of Delaware in 1979 with its principal office located at 116 Huntington Avenue, Boston, Massachusetts 02116. Manulife North America's principal business is offering a variable annuity contract, similar to that offered by the Company in New York, in 48 other states, the District of Columbia and Puerto Rico.

         The ultimate parent of Manulife North America is The Manufacturers Life Insurance Company ("Manulife"), a Canadian mutual life insurance company based in Toronto, Canada. Prior to January 1, 1996, Manulife North America was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996, NAL and Manulife merged with the combined company retaining the name Manulife.

         On January 19, 1998, the Board of Directors of Manulife asked the management of Manulife to prepare a plan for conversion of Manulife from a mutual life insurance company to an investor-owned, publicly traded stock company. Any demutualization plan for Manulife is subject to the approval of the Manulife Board of Directors and policy owners as well as regulatory approval.


RATINGS
Manulife New York has received the following ratings from independent rating agencies:

Standard and Poor's Insurance Ratings Service:   AA+ (for claims paying ability)
A.M.Best Company:                                A++ (for financial strength)
Duff & Phelps Credit Rating Co.:                 AAA (for claims paying ability)

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to The Manufacturers Life Insurance Company of New York as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

SEPARATE ACCOUNT B
Manulife New York established its Separate Account B on May 6, 1997 as a separate account under New York Law. The Separate Account holds assets that are segregated from all of Manulife New York's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT
Manulife New York is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife New York. Manulife New York will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife New York conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife New York.

REGISTRATION
The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.

MANUFACTURERS INVESTMENT TRUST
Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife New York may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS
The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

AGGRESSIVE GROWTH PORTFOLIOS

PACIFIC RIM EMERGING MARKETS TRUST.
The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation ("MAC") manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

SCIENCE & TECHNOLOGY TRUST
The investment objective of the Science and Technology Trust is long-term growth of capital. Current income is incidental to the portfolio's objective. T. Rowe Price Associates, Inc. manages the Science & Technology Trust.

INTERNATIONAL SMALL CAP TRUST
The investment objective of the International Small Cap Trust is to seek long-term capital appreciation. Founders Asset Management LLC ("Founders") manages the International Small Cap Trust and will pursue this objective by investing primarily in securities issued by foreign companies which have total market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

EMERGING SMALL COMPANY TRUST
The investment objective of the Emerging Small Company Trust (prior to November 2, 1998, the "Emerging Growth Trust") is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Small Company Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Small Company Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging small companies that represent attractive opportunities for maximum capital appreciation.

PILGRIM BAXTER GROWTH TRUST
The investment objective of the Pilgrim Baxter Growth Trust is capital appreciation. Pilgrim, Baxter & Associates, Ltd. ("PBHG") manages the Pilgrim Baxter Growth Trust and seeks to achieve its objective by investing in companies believed by PBHG to have an outlook for strong earnings growth and potential for significant capital appreciation.

SMALL/MID CAP TRUST
The investment objective of the Small/Mid Cap Trust is to seek long-term capital appreciation. Fred Alger Management, Inc. manages the Small/Mid Cap Trust and will pursue this objective by investing at least 65% of the portfolio's total assets (except during temporary defensive periods) in small/mid cap equity securities.

INTERNATIONAL STOCK TRUST
The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

GROWTH PORTFOLIOS

WORLDWIDE GROWTH TRUST
The investment objective of the Worldwide Growth Trust is long-term growth of capital. Founders manages the Worldwide Growth Trust and seeks to attain this objective by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

GLOBAL EQUITY TRUST
The investment objective of the Global Equity Trust is long-term capital appreciation. Morgan Stanley Asset Management Inc. manages the Global Equity Trust and intends to pursue this objective by investing primarily in equity securities throughout the world, including U.S. issuers.

SMALL COMPANY VALUE TRUST
The investment objective of the Small Company Value Trust is to seek long-term growth of capital. Rosenberg Institutional Equity Management ("Rosenberg") manages the Small Company Value Trust and intends to pursue this objective by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

EQUITY TRUST
The principal investment objective of the Equity Trust is growth of capital. Current income is a secondary consideration although growth of income may accompany growth of capital. Fidelity Management Trust Company manages the Equity Trust and seeks to attain the foregoing objective by investing primarily in common stocks of United States issuers or securities convertible into or which carry the right to buy common stocks.

GROWTH TRUST
The investment objective of the Growth Trust is to seek long-term growth of capital. Founders manages the Growth Trust and will pursue this objective by investing, under normal market conditions, at least 65% of its total assets in common stocks of well-established, high-quality growth companies that Founders believes have the potential to increase earnings faster than the rest of the market.

QUANTITATIVE EQUITY TRUST
The investment objective of the Quantitative Equity Trust (formerly the "Common Stock Fund") is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. MAC manages the Quantitative Equity Trust.

EQUITY INDEX TRUST
The investment objective of the Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. MAC manages the Equity Index Trust.

BLUE CHIP GROWTH TRUST
The primary investment objective of the Blue Chip Growth Trust is to provide long-term growth of capital. Current income is a secondary objective, and many of the stocks in the Portfolio are expected to pay dividends. T. Rowe Price Associates, Inc. manages the Blue Chip Growth Trust.

REAL ESTATE SECURITIES TRUST
The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the Real Estate Securities Trust.

GROWTH & INCOME PORTFOLIOS

VALUE TRUST
The investment objective of the Value Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Miller Anderson & Sherrerd, LLP ("MAS") manages the Value Trust and seeks to attain this objective by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

INTERNATIONAL GROWTH AND INCOME TRUST
The investment objective of the International Growth and Income Trust is to seek long-term growth of capital and income. The portfolio is designed for investors with a long-term investment horizon who want to take advantage of investment opportunities outside the United States. J.P. Morgan Investment Management Inc. manages the International Growth and Income Trust.

GROWTH AND INCOME TRUST
The investment objective of the Growth and Income Trust is to provide long-term growth of capital and income consistent with prudent investment risk. Wellington Management Company manages the Growth and Income Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of common stocks of U.S. issuers which Wellington Management Company believes are of high quality.

EQUITY-INCOME TRUST
The investment objective of the Equity-Income Trust (prior to December 31, 1996, the "Value Equity Trust") is to provide substantial dividend income and also long-term capital appreciation. T. Rowe Price Associates, Inc. manages the Equity-Income Trust and seeks to attain this objective by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

BALANCED PORTFOLIOS

BALANCED TRUST
The investment objective of the Balanced Trust is current income and capital appreciation. Founders is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

AUTOMATIC ASSET ALLOCATION TRUSTS (AGGRESSIVE, MODERATE, AND CONSERVATIVE)
The investment objective of each of the Automatic Asset Allocation Trusts is to realize the highest potential total return consistent with a specified level of risk tolerance - conservative, moderate, or aggressive. The amount of each Portfolio's assets invested in each category of securities - debt, equity, and money market - is dependent upon the judgment of Fidelity Management Trust Company as to what percentages of each Portfolio's assets in each category will contribute to the limitation of risk and the achievement of its investment objective.

BOND PORTFOLIOS

HIGH YIELD TRUST
The investment objective of High Yield Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. MAS manages the High Yield Trust and seeks to attain this objective by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

STRATEGIC BOND TRUST
The investment objective of the Strategic Bond Trust is to seek a high level of total return consistent with preservation of capital. The Strategic Bond Trust seeks to achieve its objective by giving its Subadviser, Salomon Brothers Asset Management Inc ("SBAM") broad discretion to deploy the Strategic Bond Trust's assets among certain segments of the fixed-income market as SBAM believes will best contribute to the achievement of the portfolio's objective.

GLOBAL GOVERNMENT BOND TRUST
The investment objective of the Global Government Bond Trust is to seek a high level of total return by placing primary emphasis on high current income and the preservation of capital. Oechsle International Advisors, LLC manages the Global Government Bond Trust and intends to pursue this objective by investing primarily in a selected global portfolio of high-quality, fixed-income securities of foreign and U.S. governmental entities and supranational issuers.

CAPITAL GROWTH BOND TRUST
The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the

Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

INVESTMENT QUALITY BOND TRUST
The investment objective of the Investment Quality Bond Trust is to provide a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management Company manages the Investment Quality Bond Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

U.S. GOVERNMENT SECURITIES TRUST
The investment objective of the U.S. Government Securities Trust is to obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. SBAM manages the U.S. Government Securities Trust and seeks to attain its objective by investing a substantial portion of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

MONEY MARKET PORTFOLIO

MONEY MARKET TRUST
The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. MAC manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

LIFESTYLE PORTFOLIOS

LIFESTYLE AGGRESSIVE 1000 TRUST
The investment objective of the Lifestyle Aggressive 1000 Trust is to provide long-term growth of capital. Current income is not a consideration. MAC manages the Lifestyle Aggressive 1000 Trust and seeks to achieve this objective by investing approximately 100% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE GROWTH 820 TRUST
The investment objective of the Lifestyle Growth 820 Trust is to provide long-term growth of capital with consideration also given to current income. MAC manages the Lifestyle Growth 820 Trust and seeks to achieve this objective by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 80% of the assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE BALANCED 640 TRUST
The investment objective of the Lifestyle Balanced 640 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to capital growth. MAC manages the Lifestyle Balanced 640 Trust and seeks to achieve this objective by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE MODERATE 460 TRUST
The investment objective of the Lifestyle Moderate 460 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to high income. MAC manages the Lifestyle Moderate 460 Trust and seeks to achieve this objective by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE CONSERVATIVE 280 TRUST
The investment objective of the Lifestyle Conservative 280 Trust is to provide a high level of current income with some consideration also given to growth of capital. MAC manages the Lifestyle Conservative 280 Trust and seeks to achieve this objective by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

ISSUING A POLICY

REQUIREMENTS
To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex and/or smoking status, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy is issued with a Policy Date, an Effective Date and an Issue Date (see Definitions).

If an application is accompanied by a check for the initial premium and the application is accepted:

(i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below));

(ii) the Effective Date will be the date the Company's underwriters approve issuance of the Policy; and

(iii)    the Issue Date will be the date the Company issues the Policy.

If an application accepted by the Company is not accompanied by a check for the initial premium:

(i) the Policy Date will be the date the Company issues the Policy (unless a special Policy Date is requested (See "Backdating a Policy" below);

(ii) the Effective Date will be the date the Service Office receives the initial premium; and

(iii)    the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Policy Date. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT
Manulife New York will generally issue a Policy only if it has a Face Amount of at least $250,000.

BACKDATING A POLICY
Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net

Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

TEMPORARY INSURANCE AGREEMENT
In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $5,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the Lives Insured meet the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY
A Policy may be returned for a refund within 10 days after it is received. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund in full the payment made.

If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

If the Policy is purchased in connection with a replacement of an existing life insurance policy (as defined below), the policyowner may also cancel the contract by returning it the Service Office or the policyowner's insurance representative at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by the Company, the Company will pay the policyowner the Policy Value, computed at the end of the valuation period during which the Policy is received by the Company. In the case of a replacement of a Policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her insurance agent or attorney regarding this matter prior to purchasing the new Policy.

         Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer of an existing life insurance policy. This description, however, does not neccesarily cover all situations which could be considered a replacement of an existing life insurance policy. Therefore, a policyowner should consult with his or her insurance agent or attorney regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

DEATH BENEFITS
If the Policy is in force at the time of the death of the last-to-die of the Lives Insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy

Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the Life Insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

LIFE INSURANCE QUALIFICATION
This product uses the Guideline Premium Test to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended.

GUIDELINE PREMIUM TEST
The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

-        A change in the policy's Face Amount.
-        A change in the death benefit option.
-        Partial Withdrawals.
-        Addition or deletion of supplementary benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company will require the policyowner to take a partial withdrawal. In addition, these changes could reduce the future premium limitations.

MINIMUM DEATH BENEFIT
The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the youngest of the Lives Insured would have reached if living. The Minimum Death Benefit Percentages are shown in the Table of Minimum Death Benefit Percentages.

TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES

     Attained Age                Applicable Percentage
     ------------                ---------------------
     40 and under                                 250%
               45                                 215%
               50                                 185%
               55                                 150%
               60                                 130%
               65                                 120%
               70                                 115%
               75                                 105%
               90                                 105%
     95 and above                                 100%

To determine the Applicable Percentage in the above table, use the Attained Age of the youngest of the Lives Insured, or the Attained Age such person would have reached if living. For ages not shown, the Applicable Percentage can be found by reducing the values proportionately

DEATH BENEFIT OPTIONS
There are two death benefit options, described below.

DEATH BENEFIT OPTION 1
Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2
Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION
The death benefit option may be changed on the first day of any policy month once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2
The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change. The Policy will not be assessed a Surrender Charge for a reduction in Face Amount solely due to a change in the death benefit option.

CHANGE FROM OPTION 2 TO OPTION 1
The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change. No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT
Subject to the limitations stated in this Prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT
Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manulife New York approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if any of the Lives Insureds' Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE
An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have free look right with respect to any increase resulting in new surrender charges.

An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES
If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first.

DECREASE IN FACE AMOUNT
Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policy owner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manulife New York approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.


PREMIUM PAYMENTS

INITIAL PREMIUMS
No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.


SUBSEQUENT PREMIUMS
After the payment of the initial premium, premiums may be paid at any time and in any amount until the Maturity Date, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manulife New York will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Internal Revenue Code. The Company also reserves the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION
In no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.


PREMIUM ALLOCATION
Premiums may be allocated to either the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS

PREMIUM LOAD
Manulife New York deducts a premium load from each premium payment, equal to 7.50% of the premium.


SURRENDER CHARGES
The Company will deduct a Surrender Charge if during the first 15 years following the Policy Date, or the effective date of a Face Amount increase:

-        the Policy is surrendered for its Net Cash Surrender Value,

- a partial withdrawal is made in excess of the Withdrawal Tier Amount (see below for a description of this amount),

- An increase in Face Amount is canceled within two years of the increase or

-        the Policy lapses.


SURRENDER CHARGE CALCULATION

The Surrender Charge for the initial Face Amount or for the amount of any increase in Face Amount is determined by the following formula (the calculation is also described in words below):

Surrender Charge = (Surrender Charge Rate)x(Grading Percentage)

         Surrender Charge Rate (the calculation is also described in words below)

Surrender Charge Rate = (Factor)x(Surrender Face Amount / 1000) +
(82.5%)x(Surrender Charge Premium)

Definitions of the Formula Factors Above

         Surrender Face Amount

If the Face Amount at the time of surrender is equal to or less than the initial Face Amount, then the Surrender Face Amount is equal to the Face Amount at the time of surrender. However, if the Face Amount has increased, then the surrender charge is calculated separately on (a) the initial Face Amount and (b) on the amount of Face Amount above the initial Face Amount. In the case of (a), the Surrender Face Amount is equal to the initial Face Amount and in the case of (b) the Surrender Face Amount is equal to the Face Amount above the initial Face Amount.

         The Factor is set forth in the following chart:

                  Issue Age                                               Factor
                  ---------                                               ------
                  38 or younger                                           3.75
                  39                                                      4.25
                  40                                                      4.75
                  41                                                      5.25
                  42                                                      5.75
                  43                                                      6.25
                  44                                                      6.75
                  45                                                      7.25
                  46                                                      7.75
                  47                                                      8.25
                  48 or older                                             8.75


         The Surrender Charge Premium is the lesser of:

         (a) the premiums paid during the first policy year, and

         (b) the Target Commission Premium specified in the Policy, and

         (c) the Net Level Premium specified in the Policy.

         Grading Percentage

The grading percentage is based on the issue age of the youngest insured and the policy year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

                       SURRENDER CHARGE GRADING PERCENTAGE

ISSUE AGES OF YOUNGER INSURED             0-75     76        77       78        79       80+
-----------------------------             ----     --        --       --        --       ---
AT ISSUE                                  100%     100%      100%     100%      100%     100%
POLICY YEAR 1                              93%      92%       92%      91%       90%      90%
POLICY YEAR 2                              86%      85%       84%      83%       81%      80%
POLICY YEAR 3                              80%      78%       76%      75%       72%      70%
POLICY YEAR 4                              73%      71%       69%      66%       63%      60%
POLICY YEAR 5                              66%      64%       61%      58%       54%      50%
POLICY YEAR 6                              60%      57%       53%      50%       45%      40%
POLICY YEAR 7                              53%      50%       46%      41%       36%      30%
POLICY YEAR 8                              46%      42%       38%      33%       27%      20%
POLICY YEAR 9                              40%      35%       30%      25%       18%      10%
POLICY YEAR 10                             33%      28%       23%      16%        9%       0%
POLICY YEAR 11                             26%      21%       15%       8%        0%
POLICY YEAR 12                             20%      14%        7%       0%
POLICY YEAR 13                             13%       7%        0%
POLICY YEAR 14                              6%       0%
POLICY YEAR 15                              0%

Formulas Described in Words

Surrender Charge

The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 15 years.

Surrender Charge Rate

The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals the Factor multiplied by the Surrender Face Amount divided by 1000 and (b) equals 82.5% times the Surrender Charge Premium.

Illustration of Surrender Charge Calculation

Assumptions


- 50 year old male and 40 year old female (standard risks and nonsmoker status)

-        Policy issued 7 years ago

- $904 in premiums have been paid on the Policy in equal annual installments over the 7 year period

-        Target Commission Premium for the Policy is $2,188

-        Net Level Premium for the Policy is $2,541

-        Face Amount of the Policy is $250,000

-        Policy is surrendered during the last month of the seventh policy year

Surrender Charge

The Surrender Charge to be assessed would be $1,933.30 determined as follows:

First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.

Surrender Charge Rate = (Factor) x (Surrender Face Amount / 1000) + (82.5%) x (Surrender Charge Premium)

         1933.30 =   (4.75)x ($250,000 /1000) + (82.5%) x (904 )

         The Surrender Charge Rate is equal to 1933.30.

Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

Surrender Charge = (Surrender Charge Rate)x(Grading Percentage)

         $1,025 = (1933.30) x (53%)

         The Surrender Charge is equal to $1,025.

Manulife New York may reduce the surrender charge as described above on policies where the anticipated annual premium is $100,000 or greater and the Policy is issued as part of an employer sponsored split dollar or keyman arrangement; 80% of the Surrender Charge will be waived during the first year of the Policy, 60% during the second year and 40% during the third year. The full Surrender Charge will be imposed if the surrender takes place in a fourth or subsequent Policy Year.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL
A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Withdrawal Tier Amount to the Net Cash Surrender Value of the Policy immediately prior to the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

WITHDRAWAL TIER AMOUNT
The Withdrawal Tier Amount is equal to 10% of the Net Cash Surrender Value as at the last Policy Anniversary. In determining what, if any, portion of a partial withdrawal is in excess of the Withdrawal Tier Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES
On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Maturity Date. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

(i)      a monthly administration charge;

(ii)     a monthly charge for the cost of insurance;

(iii)    a monthly mortality and expense risk charge;

(iv)     a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE
This charge will be equal to $30 plus $0.08 per $1,000 of current face amount per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will not exceed $15 plus $0.02 per $1,000 of current face amount per Policy Month. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE
The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

The net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

(b) is the Policy Value as of the first day of the Policy Month prior to deduction of monthly cost of insurance.

The rates for the cost of insurance are blended and based upon the Attained Age, sex, and Risk Classification of the Lives Insured.

Cost of insurance rates will generally increase with the age of each of the Lives Insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of Lives Insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Lives Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Tables.


CHARGES FOR SUPPLEMENTARY BENEFITS
If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

MORTALITY AND EXPENSE RISK CHARGE
A monthly charge is assessed against the Policy Value equal to a percentage of the Policy Value. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that Lives Insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

                                                                    Equivalent Annual
                               Current and Guaranteed Monthly     Mortality and Expense
              Policy Year               Mortality and                 Risks Charge
                                    Expense Risks Charge

                 1-20                      0.063%                         0.75%
                  21+                      0.033%                         0.40%


CHARGES FOR TRANSFERS
A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year.

REDUCTION IN CHARGES
The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents, immediate family members of the foregoing, and employees or agents of Manufacturers Life and its subsidiaries. Manulife New York reserves the right to reduce any of the Policy's loads or charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manulife New York believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. Manulife New York may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

In addition, groups and persons purchasing under a sponsored arrangement may apply for simplified underwriting. If simplified underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance policies issued either by the Company or Manufacturers Life Insurance Company (U.S.A.) to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued either by the Company or by Manufacturers Life Insurance Company (U.S.A)). Policyowners considering an exchange should consult their tax advisers as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE
A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS
An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT
Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife New York. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT
Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS
Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or cancelling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES
The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.


TRANSFERS OF POLICY VALUE
At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfer requests must be in writing in a format satisfactory to the Company.

The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)      within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.


TRANSFER CHARGES
A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

TRANSFERS INVOLVING FIXED ACCOUNT
The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

DOLLAR COST AVERAGING
The Company will offer policyowners a Dollar Cost Averaging program. Under the Dollar Cost Averaging program the policyowner will designate an amount which will be transferred at predetermined intervals from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program. If insufficient funds exist to effect a Dollar Cost Averaging transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS
Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manulife New York otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS
At any time while this Policy is in force, a policyowner may borrow against the Policy Value of the Policy. The amount of any loan cannot exceed 90% of the Policy's Net Cash Surrender Value. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Policy Loan Interest."

LOAN VALUE
The Loan Value is equal to the Policy's Net Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

EFFECT OF POLICY LOAN
A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the last-to-die of the Lives Insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS
Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.75%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT
When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% and guaranteed not to exceed this percentage.

LOAN REPAYMENTS
Policy Debt may be repaid in whole or in part at any time prior to the death of the last-to-die of the Lives Insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan sub-account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER
A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manulife New York receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS
A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL
If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.


LAPSE AND REINSTATEMENT

LAPSE
Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." Manulife New York will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE

As long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a Policy Month.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if the face amount of the Policy is changed, if there is a Death Benefit Option change, or if there is any change in the supplementary benefits added to the Policy or in the risk classification of any Lives Insured because of a change in smoking status.

The No-Lapse Guarantee Period is fixed at five years.

While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If it has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium load.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals and less any policy debt, is at least equal to the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the Life Insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT

A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

(a)      All Lives Insured's risk classifications are standard or preferred, and

(b)      All Lives Insured's Attained Ages are less than 46.

A policyowner can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of all Lives Insured's insurability, or on the survivor(s) who were insured at the end of the grace period, satisfactory to the Company is provided to the Company;

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the next two monthly deductions;

(c) The Policy cannot be reinstated if any of the Lives Insured die after the Policy has terminated.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT
The general account of Manulife New York consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife New York has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT
A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manulife New York will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

         (a)      the portion of the net premiums allocated to it; plus

         (b)      any amounts transferred to it; plus

         (c)      interest credited to it; less

         (d)      any charges deducted from it; less

         (e)      any partial withdrawals from it; less

         (f)      any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT
An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manulife New York guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

POLICYOWNER RIGHTS
Unless otherwise restricted by a separate agreement, the policyowner may:

-        Vary the premiums paid under the Policy.

-        Change the death benefit option.

-        Change the premium allocation for future premiums.

-        Transfer amounts between sub-accounts.

-        Take loans and/or partial withdrawals.

-        Surrender the contract.

-        Transfer ownership to a new owner.

- Name a contingent owner that will automatically become owner if the policyowner dies before the insured.

-        Change or revoke a contingent owner.

-        Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS
Manulife New York will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manulife New York assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY
One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the Lives Insured lifetime by giving written notice to Manulife New York in a form satisfactory to the Company. The change will take effect as of the date such notice is signed. If the Life Insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the Life Insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the Life Insured, the Company will pay the insurance benefit as if the beneficiary had died before the Life Insured.

INCONTESTABILITY
Manulife New York will not contest the validity of a Policy after it has been in force during any Lives Insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the Lives Insured for two years. If a Policy has been reinstated and been in force during the lifetime of the Lives Insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX
If the stated age or sex or both of any of the Lives Insured in the Policy are incorrect, Manulife New York will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION
If any of the Lives Insured dies by suicide within two years after the Issue Date, the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If any of the Lives Insured dies by suicide within two years after the effective date of an applied for increase in Face Amount, the Company will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the last death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserve the right to obtain evidence of the manner and cause of death of the Lives Insured.

SUPPLEMENTARY BENEFITS
Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including the Estate Preservation Rider which provides additional term insurance at no extra charge during the first four Policy Years to protect against application of the "three year contemplation of death" rule and an option to split the Policy into two individual policies upon divorce, or certain federal tax law changes without evidence of insurability (the "Policy Split Option"). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.


CONVERSION PRIVILEGE

The Policy may be converted to a fixed paid-up benefit at any Policy Anniversary, without evidence of insurability. This conversion privilege is subject to the following conditions:

(a) no further Monthly Deductions will be taken from the Policy Value after the date of conversion,

(b) the Investment Account values as well as the the Death Benefit, Policy Value and any other values based on Policy Value will be determined as of the Business Day on which the Company receives a written request for conversion of the Policy,

(c) the basis for determining the amount of paid-up life insurance will be the Commissioners 1980 Standard Ordinary Smoker or Non-Smoker Mortality Table and an interest rate of 4% per year,

(d)      the Policy may not be reinstated after the date of the conversion.

TAX TREATMENT OF THE POLICY
The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANULIFE NEW YORK DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION
There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

3. The Policy must be a valid life insurance contract under applicable state law.

4. The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE
Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION
Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW
State regulations require that the policyowner have appropriate insurable interest in the Life Insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL
In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policyowner has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS
The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT
The death benefit under the Policy should be excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES
Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for a Policy; minus

(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus

(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE
Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's Maturity Date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements."

DISTRIBUTIONS
The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" or "MEC".

DISTRIBUTIONS FROM NON-MEC'S
A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.

Force Outs
An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S
Policies classified as MEC's will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

(b) Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

         (i)      is made on or after the policyowner attains age 59 1/2;

         (ii)     is attributable to the policyowner becoming disabled; or

         (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts
Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes
A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount
If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges
A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums
If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies
All MEC's that are issued by a Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST
Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES
A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS
A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX
Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING
In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)      the value each year of the life insurance protection provided;

(b)      an amount equal to any employer-paid premiums; or

(c) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS
As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
(ii) trading on the New York Stock Exchange is restricted, (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.

REPORTS TO POLICYOWNERS
Within 30 days after each Policy Anniversary, Manulife New York will send the policyowner a statement showing, among other things:

-        the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-        the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-        any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES
MSS, a Delaware limited liability company organized on October 1, 1997, whose principal offices are located at 73 Tremont Street, Boston, Massachusetts 02108, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife New York. MSS is a subsidiary of Manulife North America, the ultimate parent of which is Manulife, a Canadian mutual life insurance company. MSS is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as an insurance agent of Manulife New York. The managing member of MSS is Manulife North America. Manulife North America in its capacity as managing member is authorized to act on behalf of MSS. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with MSS who are also licensed by the New York State Insurance Department and appointed with Manulife New York.

A registered representative will receive commissions not to exceed 105% of premiums in the first year, 2% of all premiums paid in the second year and after, and after the second anniversary 0.15% of the Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife New York or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE
Manulife New York has entered into an agreement with MSS pursuant to which MSS will pay selling broker dealers maximum commission and expense allowance payments pursuant to limitations imposed by New York Insurance Law. Manulife New York will prepare and maintain all books and records required to be prepared and maintained by MSS with respect to the Policies and such other policies, and send all confirmations required to be sent by MSS with respect to the Policies and such other policies. Manulife New York will pay MSS for expenses incurred and services performed by MSS under the terms of the agreement in such amounts and at such times as agreed to by the parties.

Manulife has also entered into a Service Agreement with Manulife New York pursuant to which Manulife or its designee will provide to Manulife New York all issue, administrative, general services and recordkeeping functions on behalf of Manulife New York with respect to all of its insurance policies including the Policies.

Finally, Manufacturers USA has entered into a reinsurance agreement with Manulife New York under which Manufacturers USA automatically reinsures policies issued by Manulife New York, such that total risk to Manulife New York is limited to $100,000 for the life of the insured.

VOTING RIGHTS
As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife New York may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES
It is possible that in the judgment of the management of Manulife New York, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manulife New York may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manulife New York also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company,
(iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS
The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS
Manulife New York is subject to the regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manulife New York is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION
No litigation is pending that would have a material effect upon the Separate Account or the Trust.

ACCOUNTANTS
The financial statements of The Manufacturers Life Insurance Company of New York and Separate Account B of The Manufacturers Life Insurance Company of New York at December 31, 1997 and for the year then ended appearing in this prospectus have been audited by Ernst & Young L.L.P., independent auditors to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

FURTHER INFORMATION
A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manulife New York's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS


NAME, ADDRESS AND AGE          POSITION WITH THE COMPANY            PRINCIPAL OCCUPATION
Bruce Avedon                   Director*                            Consultant (self-employed).
6601 Hitching Post Lane
Cincinnati, OH  45230
Age: 68

John D. DesPrez III            Director*                            Senior Vice  President,  Annuities,  Manulife,
73 Tremont Street                                                   September   1996  to  present;   Director  and
Boston, MA  02108                                                   President,  Manulife North America,  September
Age: 41                                                             1996  to  present;   Vice  President,   Mutual
                                                                    Funds, Manulife, January, 1995 to September
                                                                    1996; President and Chief Executive Officer,
                                                                    North American Funds, March 1993 to September
                                                                    1996; Vice President and General Counsel,
                                                                    Manulife North America, January 1991 to June
                                                                    1994.

Ruth Ann Fleming               Director*                            Homemaker.
145 Western Drive
Short Hills, NJ  07078
Age: 39

Bruce Gordon                   Director*                            Senior Vice  President,  North  American Group
200 Bloor Street East                                               Pensions, Manulife.
Toronto, Ontario, Canada
M4W 1E5
Age: 53


NAME, ADDRESS AND AGE          POSITION WITH THE COMPANY            PRINCIPAL OCCUPATION
Tracy A. Kane                  Secretary and Counsel                Assistant Vice  President and Senior  Counsel,
73 Tremont Street                                                   Manulife   North   America,   April   1993  to
Boston, MA  02108                                                   present; Counsel, Fidelity Investments,  prior
Age: 36                                                             to April 1993.

Theodore Kilkuskie             Director*                            Senior   Vice   President,   U.S.   Individual
73 Tremont Street                                                   Insurance,  Manulife,  June  1995 to  present;
Boston, MA  02108                                                   Executive Vice President,  Mutual Fund Sales &
Age: 42                                                             Marketing,    State    Street    Research    &
                                                                    Management, March 1994 to May 1995; Vice
                                                                    President, Mutual Fund Sales & Marketing,
                                                                    MetLife, prior to March 1994.

David W. Libbey                Treasurer                            Vice   President,   Finance,   Manulife  North
73 Tremont Street                                                   America,  June 1997 to present; Vice President
Boston, MA 02108                                                    and  Actuary,   Second  Vice   President   and
Age: 49                                                             Actuary,  Paul Revere  Insurance  Group,  June
                                                                    1970 to March 1997.

Neil M. Merkl, Esq.            Director*                            Attorney   (self-employed),   April   1994  to
35-35 161st Street                                                  present;  Partner, Wilson Elser, Etc., 1979 to
Flushing, NY  11358                                                 1994.
Age: 66

Robert C. Perez, Ph.D.         Director*                            Associate  Professor,   Iona  College,   Hagen
715 North Avenue                                                    Business School.
New Rochelle, NY  01801
Age: 70

John Richardson                Director and Chairman of the Board   Executive Vice President and General  Manager,
200 Bloor Street East          of Directors*                        U.S.  Operations,  Manulife,  January  1995 to
Toronto, Ontario, Canada                                            present;  Senior  Vice  President  and General
M4W 1E5                                                             Manager,  Canadian Operations,  Manulife, June
Age: 59                                                             1992 to January 1995;  Senior Vice  President,
                                                                    Financial  Services,  Manulife,  prior to June
                                                                    1992.

James K. Robinson              Director*                            Attorney,  Assistant Secretary,  Eastman Kodak
7 Summit Drive                                                      Company.
Rochester, NY  14620
Age: 70

A. Scott Logan                 Director* and President              Director    and    President,    Wood    Logan
1455 East Putnam Avenue                                             Associates,  Inc.  Senior Vice  President  and
Old Greenwich, CT  06870                                            National  Marketing  Director,   Massachusetts
Age: 59                                                             Financial Services.


NAME, ADDRESS AND AGE          POSITION WITH THE COMPANY            PRINCIPAL OCCUPATION
John G. Vrysen                 Vice President and Chief Actuary     Vice  President and Chief  Financial  Officer,
73 Tremont Street                                                   U.S.  Operations,  Manulife,  January  1996 to
Boston, MA  02108                                                   present;   prior   to   January   1996,   Vice
Age: 42                                                             President and Chief  Actuary,  Manulife  North
                                                                    America.

IMPACT OF YEAR 2000

         Preparing computer systems to deal with the Year 2000 risk has become a major issue for businesses throughout the world. Within Manufacturers Life, a group-wide program has been underway since 1996 to make all critical systems compliant by the end of 1998 and other systems compliant by the end of 1999. Included in this program are all system applicable to and shared by the Company with Manufacturers Life. Based on a detailed assessment, Manufacturers Life determined that a portion of its software needs to be modified or replaced so that its computer systems will function properly into the Year 2000 and beyond. Like most companies, the Year 2000 issue represents a significant challenge for Manufacturers Life and extensive resources have been dedicated to modifying existing software and to converting to new software. However, there can be no assurances that Manufacturers Life's systems, nor those of other companies on which Manufacturers Life relies, will be fully converted on a timely basis and therefore that all adverse effect on the Company due to the Year 2000 risk will be avoided. Manufacturers Life is presently consulting with vendors, customers, subsidiaries, third-parties and other businesses with which it deals to ensure that no material aspect of its, or the Company's, operations will be hindered by the Year 2000 risk.

         The costs of the project and the date on which Manufacturers Life plans to complete the modifications are based on management's best estimates and are subject to some uncertainty. Manufacturers Life is using both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The total cost of this program to Manufacturers Life is estimated to be $64 million, comprised of $55 million for specifically budgeted programs and $9 million for general contingencies. Manufacturers Life has incurred $15 million as at December 31, 1997 of which the Company will receive an allocation due to its shared systems. The costs allocated are not expected to have a material effect on the net operating income of the Company.

ILLUSTRATIONS

The following tables illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

                          [To Be Provided by Amendment]

                                    PART II.
                                OTHER INFORMATION

UNDERTAKINGS

Undertaking to File Reports.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended

The Manufacturers Life Insurance Company of New York (the "Corporation") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Corporation.

Rule 484 Undertaking.

Article 10 of the Charter of the Corporation provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.


Article VII of the By-laws of the Corporation provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.


Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

         The facing sheet;
         Cross-Reference Sheet;
         The Prospectus, consisting of 51 pages;
         Undertaking to file reports;
         Representation pursuant to Section 26 of the Investment Company Act of 1940, as amended;
         Rule 484 Undertaking;
         The signatures;
         Written consents of the following persons: [to be filed by amendment]

                  Tracy A. Kane, Esq.
                  John G. Vrysen
                  Ernst & Young, LLP

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I. Incorporated by reference to Exhibit A(1) to the initial registration statement on Form S-6 filed by FNAL Variable Life Account I on August 8, 1997 (File No. 333-33351).

A(2)              Not applicable.

A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Securities Services, LLC (Underwriter). Incorporated by reference to Exhibit (b)(3)(a) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufacturers Securities Services, LLC, Selling Broker Dealers and General Agent. Incorporated by reference to Exhibit (b)(3)(b) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(3)(c)           Not applicable.

A(4)              Not applicable.

A(5) Form of Flexible Premium Variable Life Insurance Policy. Filed herewith.

A(6)(a)(i)        Declaration of Intention and Charter of First North American
                  Life Assurance Company. Incorporated by reference to Exhibit
                  (b)(6)(a)(i) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers
                  Life Insurance Company of New York Separate Account A on
                  February 25, 1998 (File No. 33-46217).

A(6)(a)(ii)       Certificate of amendment of the Declaration of Intention and
                  Charter of First North American Life Assurance Company.
                  Incorporated by reference to Exhibit (b)(6)(a)(ii) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No.
                  33-46217).

A(6)(a)(ii)       Certificate of amendment of the Declaration of Intention and
                  Charter of The Manufacturers Life Insurance Company of New
                  York. Incorporated by reference to Exhibit (b)(6)(a)(iii) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No.
                  33-46217).

A(6)(b) By-Laws of The Manufacturers Life Insurance Company of New York. Incorporated by reference to Exhibit (b)(6)(b) to post-effective amendment no. 7 to the Registration

                  Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(7)              Not applicable.

A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA). Incorporated by reference to Exhibit A(8)(a) to pre-effective amendment no. 1 to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of New York Separate Account B on March 17, 1998 (File No. 333-33351).

A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit
                  (b)(8)(a) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(c) to pre-effective amendment no. 1 to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of New York Separate Account B on March 17, 1998 (File No. 333-33351).

A(9)              Not applicable.

A(10) Form of Application for Flexible Premium Variable Life Insurance Policy. [To be Filed by Amendment].

2.                Consents of the following: [to be filed by amendment]

                  A. Opinion and consent of Tracy A. Kane, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York

                  B. Consent of John G. Vrysen, Chief Actuary of The Manufacturers Life Insurance Company of New York

                  C.       Consent of Ernst & Young, LLP

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.                Not applicable.

5.                Not applicable.

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. [to be filed by amendment].

7.                Power of Attorney. Incorporated by reference to Exhibit
                  (b)(14) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and Commonwealth of Massachusetts, on the 30th day of December, 1998.

                                    THE MANUFACTURERS LIFE INSURANCE COMPANY OF
                                      NEW YORK SEPARATE ACCOUNT B
                                                  (Registrant)

                                    By: THE MANUFACTURERS LIFE INSURANCE COMPANY
                                          OF NEW YORK
                                                  (Depositor)

                                    By: A. Scott Logan
                                       _______________
                                        A. Scott Logan
                                        President

Attest

Tracy A. Kane
_____________
Tracy A. Kane
Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of l933, this registration statement has been signed by the following persons in the capacities indicated on this 30th day of December, 1998.

SIGNATURE                         TITLE                      DATE

A. Scott Logan               President and Director          **
______________               (Principal Executive            ______
A. Scott Logan               Officer)                        (Date)

*                            Chairman of the Board           **
__________________           of Directors                    ______
John D. Richardson                                           (Date)

*                            Director                        **
____________________                                         ______
John D. DesPrez, III                                         (Date)

*                            Director                        **
_________________                                            ______
Ruth Ann Flemming                                            (Date)

*                            Director                        **
_____________                                                ______
Neil M. Merkl                                                (Date)

*                            Director                        **
_______________                                              ______
Robert C. Perez                                              (Date)

*                            Director                        **
_________________                                            ______
James K. Robinson                                            (Date)

*                            Director                        **
__________________                                           ______
Theodore Kilkuskie                                           (Date)

*                            Director                        **
____________                                                 ______
Bruce Avedon                                                 (Date)

*                            Director                        **
____________                                                 ______
Bruce Gordon                                                 (Date)

David W. Libbey              Treasurer (Principal            **
_______________              Financial and Accounting        ______
David W. Libbey              Officer)                        (Date)

*By:  Tracy A. Kane                                          **
      _____________                                          ______
      Tracy A. Kane                                          (Date)
      Attorney-in-Fact Pursuant
      to Powers of Attorney
                                                             **December 30, 1998

                                  EXHIBIT INDEX

Exhibit No.                Description

A(5)              Form of Flexible Premium Variable Life Insurance Policy